Exhibit 21.1

Subsidiaries of the Registrant

The following is a list of the consolidated subsidiaries of Red River Bancshares, Inc., the names under which such subsidiaries do business, and the state in which each was organized, as of the date of this prospectus. All subsidiaries are wholly-owned unless otherwise noted.

Subsidiaries of Red River Bancshares, Inc.

Name	State of Organization
Red River Bank	Louisiana
Red River Statutory Trust II	Connecticut
FBT Capital Trust I	Delaware
Red River Statutory Trust III	Delaware

Subsidiaries of Red River Bank:

Name	State of Organization
Source Business and Industrial Development Company, LLC	Louisiana